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                                                                      EXHIBIT D1

                              RECENT DEVELOPMENTS

POLITICAL DEVELOPMENTS

     General elections for the 16th Knesset were held on January 28, 2003. The following table sets forth the official results of the general elections by number of Knesset seats won:

PARTY*                                                         NUMBER OF SEATS
------                                                         ---------------
Likud.......................................................          40
Avoda (Labor) -- Meimad.....................................          19
Shinui......................................................          15
Sephardi Torah Guardians (Shas).............................          11
Ihud Leumi -- Israel Beitenu................................           7
Meretz......................................................           6
National Religious Party (Mafdal)...........................           6
United Torah Judaism (Agudah)...............................           5
Am Echad (One Nation).......................................           3
Democratic List for Peace and Equality (Hadash).............           3
B.L.D. (National Democratic Alliance).......................           3
R.A.M. (United Arab List)...................................           2
                                                                     ---
TOTAL.......................................................         120

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* Does not include parties that received less than 1.5% of the total vote and therefore hold no seats in the current Knesset.

     Prime Minister Ariel Sharon formed a new coalition government on February 27, 2003, consisting of the Likud party (into which the Yisrael B'Aliyah party was previously merged), the Shinui party, the National Religious Party (Mafdal) and the Ihud Leumi -- Israel Beitenu party. Former Prime Minister Benjamin Netanyahu was named Minister of Finance in the new coalition government.

     Prior to the 1996 elections, Israeli citizens voted for a particular party and its slate of legislative candidates, which included that party's candidate for Prime Minister in the top slot. From 1996-March 2001, the Prime Minister was elected by a direct vote, separate from, but simultaneous with, the vote for a party slate. In March 2001 the election system was changed once again. Beginning with the elections held on January 28, 2003, the system reverted to one that is similar to the one that was in effect until 1996, with voters choosing a party slate.

INTERNATIONAL RELATIONS

     Since September 2000 relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in the areas administered by the Palestinian Authority, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas

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administered by the Palestinian Authority. The appointment of Mahmoud Abbas, also known as Abu Mazen, as Prime Minister of the Palestinian Authority was approved by the Palestinian Legislative Council in late April 2003. Israel views his appointment as a positive development.

     A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was prepared by the United States, the United Nations, the European Union and Russia and was released on April 30, 2003. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation by Palestinians of comprehensive political reforms, the withdrawal by Israel from areas administered by the Palestinian Authority that have been occupied by Israel since September 28, 2000, and the dismantling of settlement outposts erected since March 2001. The second phase of the Road Map, which would begin upon satisfactory performance of the obligations outlined in the first phase by both the Palestinians and Israel, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement relating to the creation of a permanent Palestinian state. On May 25, 2003, Israel approved the Road Map. On June 4, 2003, a summit meeting was held in Aqaba, Jordan among United States President George W. Bush, Palestinian Prime Minister Mahmoud Abbas and Israeli Prime Minister Ariel Sharon to discuss the Road Map. While the Road Map has been accepted by both Israel and the Palestinian Authority, implementation of the Road Map faces a number of obstacles, including opposition by certain groups.

THE ECONOMY

     Gross Domestic Product ("GDP") per capita in 2002 was $15,770. GDP for the year ended December 31, 2002 decreased by 1.0%, following a 0.9% decrease in the year ended December 31, 2001. The decrease in GDP in 2002 stemmed from a decrease in most of the demand components, including private consumption, fixed investment, exports and imports, and was partially offset by a steep increase in public consumption, mainly resulting from increased military expenditures. The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002. GDP increased by 2.5% (annualized) in the first quarter of 2003, resulting from a 5.5% increase in exports and a 28.7% decrease in imports.

     Business sector product decreased by 3.1% in 2002; in the first quarter of 2003, however, business sector product increased by 3.1%. In 2002, GNP was equal to NIS 472,412 million, compared to NIS 455,706 million in 2001.

     Exports of goods and services (excluding ships, aircraft and diamonds) declined by 5.8% in 2002. The decline was caused mainly by the slowdown in the United States economy (which receives approximately 31% of Israel's exports of goods) and by the global slowdown in the high-tech sector, which accounts for approximately 50% of Israel's total exports. In the last quarter of 2002 and in the first quarter of 2003, however, exports showed early signs of recovery, increasing by 5.2% and 5.5%, respectively (seasonally adjusted data, in each case compared with the immediately preceding quarter). Total net exports in 2002 and 2001 were $25,758.8 million and $25,698.2 million, respectively. Agricultural exports in 2002 were equal to approximately $611.4 million, compared to $630.4 million in 2001, while industrial exports were equal to approximately $18,440.0 million in 2002, compared to $19,561.6 million in 2001. Trade with the Americas constituted approximately 44.9% of Israel's exports in 2002 compared to 43.0% in 2001, while trade with the European Union constituted approximately 24.7% of Israel's exports in 2002, compared to approximately 26.3% in 2001.

     Imports of goods (excluding ships, aircraft, diamonds and fuel) declined in 2002 by 5.0% after a decline of 6.1% in 2001. Imports decreased by 2.5% in the first quarter of 2003 (seasonally adjusted data, in each case compared with the immediately preceding quarter). Total net imports in 2002 and 2001 were $32,556.6 million and $32,696.2 million, respectively. Imports of consumer goods were

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equal to approximately $4,334.9 million in 2002, compared to $4,656.5 million in
2001, while imports of production inputs (excluding diamonds) were equal to $15,788.7 million in 2002, compared to $16,453.2 million in 2001. Imports of investment goods were equal to approximately $5,767.0 million in 2002, compared to $6,586.3 million in 2001. Imports to Israel from the European Union constituted approximately 40.8% in 2002, compared to 41.8% in 2001, while imports from the Americas constituted approximately 20.9% of Israel's imports in 2002, compared to approximately 22.1% in 2001.

     Manufacturing decreased by 6.3% and 2.8% in real terms in 2001 and 2002, respectively. The declines in 2001 and 2002 were mainly due to changes in the production of electronic components and communications equipment, which are two of the largest segments of the manufacturing sector.

     Tourism, which plays an important role in the Israeli economy, decreased in the January -- April 2003 period by 14.6% (tourist arrivals by air, compared with the same period in 2002), after decreasing by 26.6% in 2002 and 45.8% in 2001. Receipts from foreign tourism in 2002 decreased to $2.1 billion (2.1% of GDP) compared to $2.5 billion in 2001 (2.2% of GDP) and $3.9 billion in 2000 (3.4% of GDP). The domestic security situation in Israel continued to be the main factor affecting tourism activity in Israel in 2002.

     The average unemployment rate in 2002 was 10.3% compared to 9.3% in 2001. The unemployment rate increased to 10.8% in the first quarter of 2003 as a result of a sharp increase in the labor force participation rate from 54.2% in the last quarter of 2002 to 54.6% in the first quarter of 2003. The number of employees in the first quarter of 2003 increased by 0.55% compared to the last quarter of 2002. The impact of the recession was reflected in real wages, which have declined steadily since the third quarter of 2001 in all main industries, and which declined by 5.7% in real terms in 2002.

     The year-end inflation rate for 2002 measured by the consumer price index was 6.5%, which outpaced the 2-3% inflation target for 2002 and exceeded the 1.4% year-end inflation rate for 2001. The increase in the consumer price index in 2002 represented a marked deviation from the 0.9% annual average year-end inflation rate of the prior three years. The increase of the consumer price index in 2002 was due primarily to the depreciation of the Shekel in the first half of the year. As a result of steep increases in the Bank of Israel key interest rate in June and July 2002, the consumer price index rose by a moderate 0.2% in the second half of 2002, compared to a 6.3% increase in the first half of 2002. Inflation during the first four months of 2003 was 0.6% (1.8% at an annual rate), and the inflation target for 2003 is 1-3%.

     Foreign currency reserves grew from $8.3 billion at the end of 1995 to $23.7 billion at the end of 2002. Israel has not maintained gold reserves since 1992.

FOREIGN INVESTMENT

     Net investment in Israel by nonresidents during 2002 totaled $3.8 billion, compared to $4.8 billion in 2001. Net investment by nonresidents includes direct foreign investments, investments in Israeli securities traded on the Tel Aviv Stock Exchange and on foreign exchanges, direct credit to residents (excluding suppliers of trade finance), and deposits by nonresidents in Israeli banks. Foreign direct investment decreased from $3.8 billion in 2001 to $1.5 billion in 2002.

THE CURRENT ACCOUNT

     The current account deficit remained stable at $2.1 billion in 2002, compared to a current account deficit of $2.3 billion in 2001. In the second half of the 1990s the current account deficit decreased steadily, mainly as a result of an improvement in Israel's terms of trade and a greater increase in exports than the increase in imports.

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THE FINANCIAL SYSTEM

     In June 2002, in view of the accelerated depreciation of the Shekel, unrest in the financial markets and higher inflation, the Bank of Israel increased its key interest rate by 190 basis points (from 4.6% to 6.5%). In July 2002, the Bank of Israel increased the key interest rate by another 260 basis points (from 6.5% to 9.1%). The Bank of Israel key interest rate remained at 9.1% through December 2002. In January 2003, after inflation expectation declined to below the upper limit of the inflation target, the 2003 budget was passed in the Knesset and the level of uncertainty in the markets appeared to have moderated, the Bank of Israel reduced the key interest rate by 20 basis points to 8.9%. The Bank of Israel further reduced the key interest rate by another 20 basis points, to 8.7%, in April 2003 and by 30 basis points, to 8.4%, in May 2003. In June 2003, the Bank of Israel further reduced the key interest rate by 40 basis points to 8.0%.

PUBLIC FINANCE

     The budget deficit as a percentage of GDP decreased from 4.5% in 2001 to 3.85% in 2002. The forecasted budget deficit for 2003 is 4.0%-5.0% and the budget targets for each of 2004 and 2005 are 2.5%-3.0% and 2.0%-2.5%, respectively. In 2002, despite lower than expected revenues, which partially stemmed from the decrease in tax collections, and increased defense expenditures, the Government met its revised 2002 budget deficit target. This was made possible as a result of a number of budget adjustments made in 2002, including government expenditure cuts, an increase in Value Added Tax and the abolishment of the income ceiling for the National Insurance contributions and health tax. The decline in wages and the purchase of durable goods by consumers both contributed to the decrease in tax collections in 2002.

     Actual revenues and grants to Israel under the 2001 budget were equal to NIS 170.0 billion at current prices while revenues and grants under the 2002 original State Budget were equal to NIS 185.4 billion at current prices. Actual gross expenditures and lending by Israel under the 2001 budget were equal to NIS
186.5 billion at current prices while gross expenditures and lending by Israel under the 2002 original State Budget were equal to NIS 197.6 billion.

     The original State Budget for 2003 is NIS 269.8 billion and the deficit target for 2003 is 3.0% of GDP. The main components of the 2003 budget are: the implementation of the June 2002 tax reform program, an increase in infrastructure investment, a NIS 8.7 billion budget cut, the implementation of budgetary reforms in the Ministry of Defense, and the implementation of certain labor market reforms. The 2003 original State Budget forecasts revenues and grants to Israel equal to NIS 189.9 billion and gross expenditures and lending by Israel equal to NIS 201.7 billion.

     In early 2003, as a result of further decline in tax collections and in order to support rapid recovery and long-term sustainable growth, a comprehensive economic plan was submitted to the Knesset. The comprehensive economic plan includes NIS 11 billion in estimated budget adjustments (2.2% of GDP), which consist mostly of budget cuts and significant long-term structural economic reforms. The reforms are intended to reduce the size of the public sector and reduce wages, accelerate the implementation of the tax reforms, add restrictions on private bills with fiscal consequences, reform pension funds, reform the capital markets, enhance privatization of government companies, and improve the investment infrastructure. Labor unions in Israel held general strikes in May 2003 to protest the comprehensive economic plan, particularly the public sector wage and job reductions and the pension reform, but the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the Knesset's adoption of the comprehensive economic plan on May 28, 2003. The comprehensive economic plan is currently being implemented.

     A tax reform program, which includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector, was approved by the Knesset in June 2002. Implementation of the tax reform program began

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in January 2003. This tax reform program follows the implementation of a previous tax reform program focusing on the real estate sector.

     Net public debt as of December 31, 2002 was NIS 430.8 billion (86.9% of GDP), of which NIS 12.7 billion was foreign debt, compared to net public debt of NIS 393.7 billion as of December 31, 2001. Net public debt as a percentage of GDP has declined over the last ten years to approximately 86.9% of GDP in 2002.

     In April 2003, the United States approved $9 billion in loan guarantees for the State of Israel. The loan guarantees are to be issued in the fiscal years 2003-2005. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

     The information contained in this document is current as of June 10, 2003. Figures for 2003 are provisional and are subject to year-end adjustments.